September 16, 2019

Sunil Bhonsle
Chief Executive Officer
Titan Pharmaceuticals, Inc.
400 Oyster Point Blvd., Suite 505
South San Francisco, CA 94080

       Re: Titan Pharmaceuticals, Inc.
           Registration Statement on Form S-1
           Filed September 12, 2019
           File No. 333-233722

Dear Mr. Bhonsle:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sonia Bednarowski at 202-551-3666 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance